CHEMICAL FINANCIAL CORPORATION



Perfect Chemistry

2002 Summary Annual Report

Chemical Financial Corporation

Chemical Financial Corporation is a diversified financial services company providing a full range of commercial, consumer, mortgage, trust, insurance and financial planning services. We served a broad customer base through 129 banking offices and two loan production offices across 32 counties in the lower peninsula of Michigan as of December 31, 2002. The Corporation's philosophy focuses on a "family" of community banks, with regional bank directors, community bank directors, officers and employees who live, work and are involved within the communities the Corporation serves. We believe that we have a vested interest in the success of our customers and our hometown communities. The Corporation is headquartered in Midland, Michigan, and had total assets of $3.57 billion and trust assets of $1.82 billion at December 31, 2002. In addition to its banking offices, the Corporation had 137 ATM locations, with 41 located off bank premises. At year-end, the Corporation had 1,412 employees on a full-time equivalent basis and approximately 9,100 shareholders. The Corporation conducts its operations primarily through its three bank subsidiaries: Chemical Bank and Trust Company, the Corporation's lead bank, headquartered in Midland, Michigan; Chemical Bank Shoreline, headquartered in Benton Harbor, Michigan; and Chemical Bank West, headquartered in Grand Rapids, Michigan.

Contents

About Our Chemistry

At Chemical Financial Corporation, our focus is on our customers — and the *perfect chemistry* we like to build with them. After all, it's people who bank, people who invest, people who take ordinary ideas and turn them into extraordinary businesses.

This customer focus requires *exceptional customer service.* Which is why we operate a family of 129 full-service community banking offices — organized through three regional banks — across Michigan's lower peninsula. Each of our local offices gives its customers one-on-one service to help them better meet everyday needs as well as solve unexpected challenges.

Customers can also expect *personalized decision making* — for loans, credit approvals and more — because each Chemical Bank office is locally driven. Bank directors, officers and employees live, work and are involved in the communities they serve. That gives them a vested interest in the success of their customers and hometown communities.

While we rely on local decision making, we also depend on the efficiencies of our regional and corporate organizations to *keep us lean and competitive.* This attention to the bottom line benefits not only our customers, but also our employees and shareholders.

As a shareholder, you can take pride in our vision of a *perfect chemistry connection:* our focus on communities, on businesses, on relationships and on trust — all with an eye toward exceptional customer service.



2002 Highlights

The year 2002 marked the 28th consecutive year of both increased operating earnings and cash dividends. In addition, the Corporation paid a 5% stock dividend on January 24, 2003 to shareholders of record on January 6, 2003. All per share amounts have been adjusted for this stock dividend.



- Net income in 2002 was $54.9 million, up 28.6% over 2001 net income of $42.7 million.
- Net income in 2002 of $54.9 million was up 10.3% over net operating income of $49.8 million in 2001, which excludes $7.1 million of merger and restructuring costs on an after-tax basis.
- Earnings per share in 2002 were $2.31, up 28.3% over 2001 earnings per share of $1.80.
- Return on average assets in 2002 was 1.55%, the same as the return on average assets in 2001, based on net operating income.
- Return on average equity in 2002 was 13.5%, the same as the return on average equity in 2001, based on net operating income.
- Shareholders' equity increased $40.9 million, or 10.5%, during 2002 to $430.3 million as of December 31, 2002. Shareholders' equity represented 12.1% of total assets as of year-end. Book value per share increased 10.3% during 2002 to $18.17 per share as of December 31, 2002.
- Nonperforming loans decreased $5.8 million, or 44%, during 2002 to $7.3 million or .35% of total loans as of December 31, 2002.
- Total assets increased $81 million, or 2.3% during 2002, to $3.57 billion as of December 31, 2002.
- Cash dividends per share in 2002 were $.91, up 5% over 2001 cash dividends per share of $.87.

The foundation of Chemical Financial Corporation is comprised of three regional banks, 15 community banks, 129 banking offices and two loan production offices conveniently located throughout the heartland of lower Michigan. Featured throughout the report are pictures of the regional and community bank main offices.

Selected Financial Data *(Five-Year Summary)*

	Years Ended December 31				
	2002	2001	2000	1999	1998
Operating Results (In thousands)					
Net interest income	**$145,692**	$130,068	$114,908	$111,504	$105,971
Provision for loan losses	**3,765**	2,004	1,587	963	1,564
Noninterest income	**34,534**	31,873	25,495	24,220	23,739
Operating expenses	**93,526**	94,597	78,294	74,546	71,730
Net operating income[1]	**54,945**	49,800	40,801	40,459	38,160
Net income	**54,945**	42,723	40,801	40,459	38,160
Per Share Data[2]					
Net income					
Basic	**$ 2.32**	$ 1.81	$ 1.73	$ 1.70	$ 1.59
Diluted	**2.31**	1.80	1.72	1.69	1.58
Net operating income[1]					
Basic	**2.32**	2.11	1.73	1.70	1.59
Diluted	**2.31**	2.10	1.72	1.69	1.58
Cash dividends declared and paid	**.91**	.87	.80	.72	.67
Book value at end of period	**18.17**	16.48	15.17	13.91	13.70
Market value at end of period	**30.59**	28.67	21.09	26.70	28.87
Shares outstanding at end of period (In thousands)[2]	**23,684**	23,640	23,592	23,680	24,011
At Year End (In thousands)					
Assets	**$3,568,893**	$3,488,306	$3,047,388	$2,903,612	$2,827,890
Loans	**2,075,186**	2,182,541	1,848,630	1,711,570	1,533,452
Deposits	**2,847,272**	2,789,524	2,443,155	2,354,656	2,350,113
Federal Home Loan Bank borrowings	**157,393**	167,893	116,806	111,025	57,478
Shareholders' equity	**430,339**	389,456	357,910	329,398	329,050
Average Balances (In thousands)					
Assets	**$3,539,138**	$3,213,561	$3,000,505	$2,868,323	$2,712,472
Interest-earning assets	**3,326,111**	3,026,296	2,813,073	2,675,669	2,538,041
Loans	**2,085,744**	1,996,803	1,771,306	1,618,566	1,500,631
Deposits	**2,825,975**	2,582,480	2,431,954	2,355,876	2,261,033
Federal Home Loan Bank borrowings	**162,332**	132,103	107,215	84,993	59,866
Shareholders' equity	**406,762**	369,829	340,181	329,244	313,806
Financial Ratios					
Return on average assets – net income	**1.55%**	1.33%	1.36%	1.41%	1.41%
Return on average assets – net operating income[1]	**1.55**	1.55	1.36	1.41	1.41
Return on average equity – net income	**13.5**	11.6	12.0	12.3	12.2
Return on average equity – net operating income[1]	**13.5**	13.5	12.0	12.3	12.2
Net interest margin	**4.44**	4.38	4.18	4.27	4.28
Efficiency ratio[3]	**51.3**	52.0	54.7	53.9	54.2
Average shareholders' equity to average assets	**11.5**	11.5	11.3	11.5	11.6
Cash dividends paid per share to diluted net income per share	**39.4**	48.3	46.5	42.6	42.4
Tangible equity to assets	**11.0**	10.1	11.1	10.7	11.0
Total risk-based capital	**18.6**	17.4	21.1	22.0	22.6
Credit Quality Statistics					
Allowance for loan losses to total loans	**1.48%**	1.42%	1.45%	1.53%	1.69%
Nonperforming loans as a percent of total loans	**.35**	.60	.47	.30	.30
Nonperforming assets as a percent of total assets	**.32**	.40	.31	.19	.19
Net loans charged off as a percent of average loans	**.20**	.08	.05	.05	.05

[1]Excludes merger and restructuring expenses of $7.1 million, or $.30 diluted earnings per share on an after-tax basis incurred in 2001.
[2]Adjusted for stock dividends and stock splits.
[3]Total operating expenses, excluding merger and restructuring expenses of $9.2 million in 2001, divided by the sum of net interest income (fully taxable equivalent) and noninterest income.

Message to Our Shareholders

2002 was an exceptional year for Chemical Financial Corporation, highlighted by double-digit growth in earnings. We are extremely proud that this marks the 28th consecutive year of increased operating earnings and cash dividends, a record that dates to the inception of the Corporation in 1974.

Net income for 2002 was $54.95 million, an increase of 28.6 percent over net income of $42.72 million reported for 2001. Net income per fully diluted common share was $2.31, an increase of 28.3 percent over per share net income of $1.80 reported for the previous year. Net operating income in 2001 was $49.80 million, excluding the $7.1 million (after-tax) of merger and restructuring related costs. Net income in 2002 represented a 10.3 percent increase over 2001 net operating income.

The return on average assets was 1.55 percent for the year while the return on average equity was 13.5 percent. These returns were also 1.55 percent and 13.5 percent, respectively, in 2001. Cash dividends paid in 2002 were $.91 per share, 5 percent more than the per share dividend of $.87 paid one year earlier. All per share amounts have been adjusted for the 5 percent stock dividend declared in December 2002 and distributed in January 2003.

DOUBLE-DIGIT Growth IN EARNINGS

As is the case every year, numerous factors contributed to our 2002 performance. The most significant were an *increase in net interest income,* a substantial increase in mortgage banking revenue, and significant fees generated by the introduction of our new Overdraft Privilege℠ product.

The benefit derived from falling interest rates is directly related to our increase in net interest income. Since the cost of funds declined at a rate that was somewhat faster than the decline in yields on our loans and investments, our net interest income was affected dramatically. Much of the gain realized from this economic shift was immediately reflected in higher net income.

Falling interest rates also had a considerable impact on mortgage lending. With interest rates on long-term, fixed rate residential mortgages at their lowest level in over 30 years, there was a significant increase in activity in all of our mortgage departments. To reduce the interest rate risk associated with holding long-term loans at low fixed rates, we sold the majority of these mortgages in the secondary market. The gains realized on the sale of these loans, coupled with other fees generated during the lending process, were considerably greater in 2002 than in 2001. As a result, mortgage origination volume set new records in 2002.

Finally, we introduced Overdraft Privilege℠, a product developed specifically for our ChemFree checking account. In an attempt to distinguish our totally free checking account with others in the market, we have added overdraft protection as a feature to all ChemFree accounts, as well as to our regular checking accounts. This product allows our banks to consider paying a reasonable overdraft, saving customers from the headaches, embarrassment, and return check charges of retailers. The popularity of this new product has resulted in a *significant increase in fee income.*


Checks
Bounce
Overdraft
Privilege℠
protects

Consolidated growth was modest, reflecting economic conditions. Total assets grew by 2.3 percent, reaching $3.569 billion at year-end. Total deposits were up 2.1 percent over the course of the year and stood at $2.847 billion on December 31, 2002. Total loans, however, declined by 4.9 percent and were $2.075 billion at the end of the year.

While the sale of long-term loans in the secondary market generated exceptional fee income, it is also the primary reason our total loans declined during 2002. As previously mentioned, the drop in our residential portfolio is attributed to the sale of long-term mortgage loans to the secondary market. "Zero" percent financing options provided by automakers created an immense amount of competition in the consumer loan arena, making it difficult to increase the balance of our portfolio. Finally, while we experienced *growth in our commercial real estate portfolio,* posting an 11.2 percent increase during 2002, general purpose commercial loan demand was weakened as a result of the economy.

As we expected, some of our borrowers were adversely affected by the economy during 2002. In addition, we continued our efforts to reposition portions of the commercial loan portfolio acquired in 2001. Together these items contributed to an increase in charge-offs during 2002. Although charge-offs increased, the overall credit quality of our portfolio remains considerably better than that of most of our peer banking companies. Moreover, the total of loans on our Watch List and in the nonperforming loan category declined significantly during the fourth quarter of the year and, on December 31, 2002, was less than at the end of 2001. At year-end, our reserve for possible loan losses was 1.48 percent of all loans and 421 percent of nonperforming loans. We are pleased with the improvement in our nonperforming loan category and the reserve position of the organization continues to be adequate enough to cover potential losses.

Perhaps the greatest accomplishment of 2002 was the development of our new executive committee and its *leadership in structuring the growth that occurred in 2001.* Specifically, executive management was charged to review the Corporation's existing strategic plan and ascertain whether the focus of the plan still provided the appropriate direction for the company under the consolidated structure. During this process, it was imperative to keep community banking, the foundation of our organizational philosophy, at the forefront of any decision. The ideals that define community banking – local decision making, quality personalized customer service, and local community bank board leadership – will remain the mainstay of our organization.

Continued on next page ...

Message to Our Shareholders *... continued*

With the corporate philosophy reaffirmed, focus turned to our community bank structure. While this structure was already in place at two of our three regional banks, we extended this corporate philosophy into our newest affiliate during 2002. Although Chemical Bank Shoreline operated as a community bank prior to its merger with the corporation, separation of its markets would create *more localized leadership and decision making* and better reflect the corporate structure. Accordingly, three community banks were created at Chemical Bank Shoreline. Beyond this bank's regional headquarters, located in Benton Harbor, community bank headquarters were established in Holland and Niles. The third community bank is located in Marshall, comprised of the offices formerly known as Chemical Bank South.

OUR LEVEL OF Service IS ENHANCED

By operating as a collection of community banks, our level of service is enhanced as each bank is able to deliver personalized service and make credit decisions affecting customers in its community. Our community bank presidents are responsible for the delivery of these services, with direction received from local business and civic leaders who serve on their community bank boards of directors. Together the community bank presidents and their boards of directors also pursue business development opportunities, and are extremely involved in both *civic and community reinvestment activities.*

The final focus in our strategic initiative involved the conversion of our three regional banks to a common data processing platform. This conversion was postponed until 2003 due to preexisting contracts between Chemical Financial and Shoreline Financial Corporations and their respective software vendors at the time of the merger in 2001. With the assistance of a group of data processing professionals and a large number of users from throughout the Corporation, a comprehensive technology plan for the organization was developed. This plan addresses not only the selection of a common operating system, but also the technological enhancements and advancements necessary to keep us competitive in an extremely aggressive financial services industry. Ultimately, the decision was made to retain the current operating system used by Chemical Financial Corporation prior to the merger and convert Chemical Bank Shoreline in the fourth quarter of 2003.

Along with the operating system conversion, the technology plan calls for an expansion of personal computer usage throughout the Corporation, linked through a wide area network. This infrastructure will allow the implementation of document preparation systems for both new accounts and loan documents, further *streamlining the application process* for these functions. By making our customer service employees more productive through the document preparation process, we are enhancing our ability to provide increased quality personalized service and expand customer relationships.


CHEMICAL

DAVID B. RAMAKER (BACK) AND ALOYSIUS J. OLIVER (FRONT)

We acknowledge, with sincere appreciation, the retirement of several directors that occurred at the Annual Meeting in April 2002. Perhaps the *most significant retirement we encountered was that of Alan W. Ott.* In 1973, Alan spearheaded the organization of Chemical Financial Corporation and became its first President and Chief Executive Officer, a position he held until his retirement in December 1996. Following his retirement from active employment, he served as the non-executive Chairman of the Chemical Financial Corporation Board of Directors until April 15, 2002. In conjunction with his retirement as Chairman of the Board, the Board of Directors named Alan a Director Emeritus of the Corporation. His accomplishments within the Corporation and the state-wide communities served by the various Chemical Banks are numerous and far-reaching. Alan, more than anyone else, is responsible for the growth and long-term success of Chemical Financial Corporation. He has truly been a visionary leader, a community builder, and a great mentor.

In accordance with our Directors Retirement Policy, Michael G. Majzel, Eugene D. Hamaker, and Albert F. Wentworth retired as directors of our community banks in Owosso, Marshall and Clare, respectively, and Robert L. Starks retired as a director of Chemical Bank Shoreline. Lawrence E. Burks, who was an officer of Chemical Bank and Trust Company for 23 years and its president for 11 years prior to his retirement in 1996, also retired from the board.

In November, we lost a dear friend and valued director upon the untimely death of Lawrence A. Reed. Mr. Reed was the retired president and chief executive officer of Dow Corning Corporation and served on our board for the past 16 years. His dedication, leadership, and passion to further the success of the Corporation will be greatly missed.

Finally, we would like to thank the members of our staff who made our performance in 2002 possible. We would not be able to send you this positive report if it were not for their ability and old-fashioned hard work. Because we anticipate low interest rates and a relatively slow economic recovery, 2003 will hold many challenges for us. *With the continued support* of the entire staff and you, our shareholders, we are optimistic that we will overcome those challenges and be in a position to send you another favorable report of our results at this time next year.

Sincerely,

Aloysius J. Oliver
Chairman of the Board

David B. Ramaker
President and Chief Executive Officer

YOUR NEEDS *and our* PHILOSOPHY

A RETIRED STOCKBROKER and investor, Nelis Bade is not new to the world of finance. But he and his wife, Joanne, *are* newcomers to the Chemical Bank family of satisfied customers. The reason is simple: a chance to leverage the financial strategies of a major banking corporation from a convenient location.

When we opened a new branch near their home in Holland, Michigan, the Bades opened deposit and loan accounts. Our philosophy of community banking fit the Bades' desire to deal with a bank that offers individualized banking services — staffed by people from their community who care about its future.

The Bades are but two of the thousands of Chemical Bank customers who feel our community presence is a sign we'll be there for them not only today, but down the road. And they're right.





Your Community

The Chemical Financial family of community banking offices operates on principles of local leadership, local decision making and *community involvement.* We combine the service our customers deserve with the modern financial products and services they've come to expect. And we measure our success in terms of customer satisfaction.


BANK

As members of communities across the state, we share our customers' values, goals and dreams. We're more than a friendly face at the bank. We're the soccer mom, the Boy Scout dad, the family moving in next door. We're the community.

That's why we call it *community banking.* We think it offers the perfect chemistry for our customers' banking needs.



New Branch Office
Holland, Michigan


YOUR NEEDS
and our
BUSINESS
EXPERTISE



WHEN JACK AND EINER Jorgensen opened their first grocery store in 1959, their banking needs were simple. So were the times.

But more than 40 years and 10 supermarkets later, the Jorgensens faced a changing business landscape that prompted a shift in strategy. They abandoned the conventional supermarket format, with its 20,000-plus items, in favor of Save-A-Lot's limited-assortment format, with about 1,200 items.

Chemical Bank has helped the Jorgensens grow their business over the years — and was there to help them reshape it. With an array of financial services, including credit and loan expertise, our goal is to be their financial partner for the short-term as well as over the long haul.



Your Business

At Chemical Bank, our people make it their business to become *knowledgeable* about our customers' businesses. Whether starting a new enterprise, expanding an existing operation or taking advantage of investment opportunities, our financial experts are there to help.

From business checking and savings accounts, to cash management and lending services, to business Internet banking and more — we have the *commercial products and services* customers expect. Just as important, our local leadership means customers can call or stop by anytime for helpful advice, quick answers and sound business solutions.

We call it our *formula for business banking success.* It provides the kind of perfect chemistry our business customers appreciate.



YOUR NEEDS *and our* PERSONAL TOUCH


America

TO SOME, COMMUNITY BANKING means family banking with a personal touch. To the John and Judy Kawiecki family, it means that and more. It means getting all of the modern financial products and services from the same hometown bank that their parents and grandparents relied on.

As is true with most families, the Kawieckis began their banking relationship with deposit and checking accounts. As their family grew, so did their banking needs. Today, they rely on us for a wide range of financial services.

It's our personal touch that connects us to generations of families like the Kawieckis. Simply put, we like to be thought of as family.



Your Relationship

We encourage our people to get to know customers. To answer questions. To listen, learn and find the *banking solution* that's right for individuals and families. To make it easy to do business with us.

Chemical Bank offers all the modern financial products and services our customers require — from checking and savings accounts, to credit cards and Christmas Club accounts, to loans and investment services, to CDs and IRAs, to annuities and mutual funds, to electronic banking and more. And we do it all with an *individual dedication* that sets us apart from other banks.

We call it the *personal touch.* It's part of the perfect chemistry in a great banking relationship.


JOHN

YOUR NEEDS *and our* FINANCIAL EXPERTISE



VIRGINIA "GINNY" MORRISON takes pride in having made good decisions throughout her life. One of her best, she says, was to recognize the need for solid financial expertise and advice. That's why she depends on Chemical Bank to help her manage her investments.

"Thanks to Chemical Bank, I have a feeling of security and well-being," Ginny says. "They have helped me achieve my objectives of producing current income, while preserving my capital for my children."

Feeling secure, Ginny spends her days concentrating on more important things — like her morning swim or her avid volunteer work — because for Ginny, life is about connecting with her community. We feel the same way.



Your Trust

Chemical Bank offers a complete range of trust and investment services, including financial and estate planning, retirement programs, investment management, employee benefit programs and more. Personal trust representatives help guide customers, *creating comprehensive plans* designed to meet individual needs and objectives.

When it comes to managing their assets, customers can delegate as little or as much responsibility to the bank as they choose. Either way, they're assured of the kind of *personalized service* that only a community bank can offer.

We call them *trust services.* It's our financial expertise that helps us successfully manage our customers' assets. It's our integrity that helps us earn their trust.



Grayling Office



Consolidated Financial Statements *condensed*

Condensed Consolidated Statements of Income

	2002	2001	2000
	Years Ended December 31 (In thousands, except per share data)		
Interest income	**$211,044**	$219,250	$210,864
Interest expense	**65,352**	89,182	95,956
Net Interest Income	**145,692**	130,068	114,908
Provision for loan losses	**3,765**	2,004	1,587
Net interest income after provision for loan losses	**141,927**	128,064	113,321
Noninterest Income			
Service charges on deposit accounts	**14,002**	10,838	10,133
Trust services revenue	**6,405**	6,544	6,865
Other charges and fees for customer services	**7,131**	7,157	6,514
Mortgage banking revenue	**7,513**	6,370	1,704
Other	**(517)**	964	279
Total noninterest income	**34,534**	31,873	25,495
Operating Expenses			
Salaries, wages and employee benefits	**54,168**	48,258	45,472
Occupancy	**7,590**	6,898	6,414
Equipment	**8,391**	7,722	6,405
Merger and restructuring charge	**-**	9,167	-
Other	**23,377**	22,552	20,003
Total operating expenses	**93,526**	94,597	78,294
Income before income taxes	**82,935**	65,340	60,522
Federal income taxes	**27,990**	22,617	19,721
Net Income	**$ 54,945**	$ 42,723	$ 40,801
Net Income per Share			
Basic	**$2.32**	$1.81	$1.73
Diluted	**2.31**	1.80	1.72
Cash Dividends per Share	**.91**	.87	.80

Condensed Consolidated Statements of Changes in Shareholders' Equity

	2002	2001
	December 31 (Dollars in thousands)	
Shareholders' Equity at Beginning of Year	**$389,456**	$357,910
Comprehensive income:		
Net income	**54,945**	42,723
Net change in unrealized gains on investment securities available for sale, net of tax	**7,291**	8,363
Cash dividends paid	**(21,648)**	(20,577)
Shares issued – stock option plan	**512**	484
Shares issued – director stock purchase plan	**191**	309
Shares earned under stock incentive plan	**-**	515
Repurchase of shares	**(408)**	(271)
Shareholders' Equity at End of Year	**$430,339**	$389,456


Big Rapids Office

Consolidated Financial Statements *condensed*

Condensed Consolidated Statements of Financial Position

	December 31 2002	2001
	(In thousands)	
Assets		
Cash and due from banks	**$ 148,112**	$ 150,546
Federal funds sold	**69,900**	86,800
Interest-bearing deposits with unaffiliated banks	**53,135**	40,591
Investment securities:		
Available for sale	**858,744**	731,383
Held to maturity	**269,238**	200,892
Total investment securities	**1,127,982**	932,275
Loans:		
Commercial	**327,438**	332,055
Real estate construction	**108,589**	137,500
Real estate commercial	**481,084**	432,747
Real estate residential	**648,286**	769,272
Consumer	**509,789**	510,967
Total loans	**2,075,186**	2,182,541
Less: Allowance for loan losses	**30,672**	30,994
Premises and equipment	**42,767**	43,143
Intangible assets	**40,489**	42,615
Accrued income and other assets	**41,994**	40,789
Total Assets	**$3,568,893**	$3,488,306
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing	**$ 475,933**	$ 460,619
Interest-bearing	**2,371,339**	2,328,905
Total deposits	**2,847,272**	2,789,524
Interest payable and other liabilities	**29,677**	22,849
Federal Home Loan Bank borrowings	**157,393**	167,893
Other borrowings – short term	**104,212**	118,584
Total liabilities	**3,138,554**	3,098,850
Shareholders' equity	**430,339**	389,456
Total Liabilities and Shareholders' Equity	**$3,568,893**	$3,488,306

SEC Filing Certification

DURING THE PAST YEAR, the United States Congress passed and the President signed into law the Sarbanes-Oxley Act of 2002. The Act was designed to remedy deficiencies in corporate governance and accounting practices that became apparent in the wake of accounting scandals at a number of large public companies. The Act will result in broad corporate and accounting reform for public companies and their accounting firms.

SEVERAL PROVISIONS of the Act now require that the Chief Executive Officer and the Chief Financial Officer of a public company certify that, among other things, each financial report filed with the Securities and Exchange Commission complies with the requirements of the securities laws, the information in each report is accurate and contains no material omissions, and the financial information in each report fairly presents, in all material respects, the financial condition and results of operations of the company. We have provided all of the certifications when and as required by the Act for each financial report that Chemical filed with the Securities and Exchange Commission after the Act became effective.

WE BELIEVE STRONG CORPORATE GOVERNANCE and accounting practices are critical to Chemical's success and continued growth.

David B. Ramaker
President and Chief Executive Officer

Lori A. Gwizdala
Executive Vice President, Chief Financial Officer and Treasurer

Report of Ernst & Young LLP *(Independent Auditors)*

WE HAVE AUDITED, IN ACCORDANCE WITH AUDITING STANDARDS generally accepted in the United States, the consolidated statements of financial position of Chemical Financial Corporation and subsidiaries as of December 31, 2002, and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2002 (not presented separately herein), and in our report dated January 21, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst & Young LLP

Detroit, Michigan
January 21, 2003


CHEMICAL BANK

Owosso Office

Financial Review

The year 2002 marked a year of historically low market interest rates and overall economic weakness and uncertainty. Despite these difficult economic conditions, the Corporation achieved record profitability of $54.95 million, or $2.31 per share, and grew total assets to approximately $3.6 billion. The Corporation was also successful in keeping its nonperforming loans and net loan charge-offs well below its peer group of banks with assets between $3 and $5 billion. During 2002, residential mortgage loan interest rates in the market reached lows not seen in over thirty years. This resulted in record loan refinancing activity for the Corporation. A summary discussion of the Corporation's financial results during 2002 is presented below.

Net Income
(in thousands of dollars)


54,945
42,723
40,459
40,801
38,160
30,000
1998
1999
2000
2001
2002

Net Income Per Share (Diluted)
(in dollars)


2.31
1.80
1.69
1.72
1.58
1.00
1998
1999
2000
2001
2002

During 2002, the Corporation continued to create and maintain the operating performance and efficiency of its new consolidated structure of three regional banks: Chemical Bank and Trust Company, headquartered in Midland, Michigan (the lead bank of the Corporation); Chemical Bank Shoreline, headquartered in Benton Harbor, Michigan; and Chemical Bank West, headquartered in Grand Rapids, Michigan. While operating as three regional banks, the philosophy of the organization remains the same. That is, to be a family of "community banks." In that regard, fifteen community bank boards exist under the framework of the three regional bank charters. The community bank boards consist of local leaders whose mission is to promote the business of the Corporation within their communities.

Net Income

Net income for 2002 was $54.95 million, up 28.6% over 2001 net income of $42.7 million. Diluted earnings per share for the same periods were $2.31 and $1.80, respectively. Excluding the merger and restructuring related costs of $7.1 million (after-tax) incurred during the first quarter of 2001, net operating income was $49.80 million in 2001 and diluted net operating income per share was

Stanton Office


CHEMICAL
BANK

Financial Review *continued*

$2.10. Net income in 2002 represented a 10.3% increase over 2001 net operating income, and 2002 net income per share represented a 10% increase over 2001 net operating income per share. Net income was up year over year due to increases in both net interest income and noninterest income.

Net Interest Income

Net interest income is the difference between interest income on earning assets and interest expense on deposits and other borrowings used to fund those assets. Net interest income is the primary source of revenue and therefore the single most important component in analyzing the results of the Corporation's operations. Net interest income comprised 80.8% of net revenues in 2002, compared to 80.3% in 2001.

For 2002, net interest income was $145.7 million, an increase of $15.6 million, or 12.0%, over prior year net interest income of $130.1 million. The increase over the prior year was primarily attributable to the acquisitions completed during the second half of 2001 and the repricing benefit from the reduction of market interest rates throughout the year.

The net interest margin for 2002 was 4.44%, compared to 4.38% in 2001. The improvement in this ratio was mainly the result of the declining interest rate environment. The Federal Reserve Board's Open Market Committee lowered interest rates eleven times during 2001 and one more time in November 2002, reducing the federal funds target rate and the prime rate by 525 basis points during the past two years. The Corporation was slightly liability sensitive in both 2001 and 2002, whereby the Corporation's interest-bearing deposits reacted more quickly to changes in interest rates than its interest-earning assets. This resulted in an increase in the net interest margin during both 2001 and 2002 as interest rates declined. During 2002, the rates paid on interest-bearing liabilities declined 123 basis points, while the yield on interest-earning assets declined only 91 basis points. During 2001, the rates paid on interest-bearing liabilities declined 57 basis points, while the yield on interest-earning assets declined only 27 basis points.

Noninterest Income

Noninterest income during 2002 was $34.5 million, an increase of $2.7 million, or 8.3%, over the prior year. The Corporation realized significant increases in two categories of noninterest income: service charges on deposit accounts and mortgage banking revenue. Service charges on deposit accounts were up $3.2 million, or 29.2%, to $14.0 million. The increase was primarily attributable to higher levels of customer activity in areas where

Marshall Office



Financial Review *continued*

fees and service charges are applicable. Mortgage banking revenue was up $1.1 million, or 17.9%, to $7.5 million, as customers took advantage of the lower interest rate environment to either refinance their existing mortgages or purchase new homes. During 2002, $501 million of mortgages were sold in the secondary market, compared with $342 million in 2001. These increases in noninterest income were partially offset by a decline in other categories of noninterest income, the most significant of which was a $1.3 million decline in net gains on investment securities. During 2002, the Corporation incurred losses on its investment securities portfolio totaling $.8 million. The loss in 2002 occurred in the equity securities segment of the investment portfolio. In comparison, the Corporation realized net gains of $.5 million on the total investment securities portfolio in 2001.

Operating Expenses

Operating expenses increased $8.1 million, or 9.5% (excluding the $9.2 million of merger and restructuring charges incurred during 2001). The increase in operating expenses was attributable to several factors.

Total Assets (December 31)
(in millions of dollars)


2,000
2,828
2,904
3,047
3,488
3,569
1998
1999
2000
2001
2002

Personnel costs, including employee benefits, were up $5.9 million, or 12.2%, due partially to staff added as part of the branch and bank acquisitions completed during the second half of 2001, and significantly higher pension expense. Personnel costs remain the single largest component of operating expenses, comprising 57.9% and 56.5% of total operating expenses in 2002 and 2001 (excluding the $9.2 million of merger and restructuring expenses), respectively. All other operating expenses were up $2.2 million, or 5.9%, in 2002 over the prior year. This percentage increase was up slightly more than in the prior two years due also to incremental costs associated with the branch and bank purchases completed in the second half of 2001.

Financial Position

Total assets at December 31, 2002 were $3.57 billion, an increase of $81 million, or 2.3% from year-end 2001.

Total loans decreased $107 million, or 4.9%, to $2.08 billion at December 31, 2002. The decrease in total loans was primarily due to higher prepayments of residential real estate loans, as many customers refinanced their existing loans to long-term fixed interest rate products which the Corporation

Cadillac Office


CHEMICAL BANK WEST

Financial Review *continued*

generally sells into the secondary market. At December 31, 2002, the composition of the Corporation's loan portfolio was 39% commercial and real estate commercial loans, 5% real estate construction, 31% residential real estate, and 25% consumer loans.

Total deposits were $2.85 billion at December 31, 2002, an increase of $58 million, or 2.1%, from December 31, 2001.

Credit Quality

The management of credit risk is a fundamental component of the Corporation's business. The Corporation maintains a conservative loan policy and strict credit underwriting standards, as well as strong administrative, reporting and loan review controls. These fundamentals are strengthened by the Corporation's practice to generally make loans only in those markets served by its subsidiary community banks. These practices have resulted in the Corporation maintaining strong credit quality. At December 31, 2002, the allowance for credit losses as a percent of loans was 1.48%, compared with 1.42% a year ago, and nonperforming loans were .35% of total loans, a decrease from last year's ratio of .60%. The majority of the decrease in the Corporation's nonperforming loan ratio was attributable to a smaller number and dollar amount of commercial loans being past due at year-end. Nonperforming loans were $7.3 million at December 31, 2002, a $5.8 million, or 44%, decrease from total nonperforming loans at December 31, 2001 of $13.1 million. Net loan charge offs to average loans were .20% in 2002, compared with .08% in 2001. The increase in net loan charge offs was primarily in the commercial and consumer loan portfolios, which resulted largely from the softening economy.

Loan Composition (December 31)


Real Estate Residential Loans **31.2%**
Commercial Loans **15.8%**
Real Estate Construction Loans **5.2%**
Real Estate Commercial Loans **23.2%**
Consumer Loans **24.6%**

Capital

Capital provides the foundation for future growth and expansion. Shareholders' equity was $430.3 million as of December 31, 2002, up $40.9 million, or 10.5%, from December 31, 2001. The majority of the increase, or $33.3 million, was attributable to retained net income. The

Caro Office



Financial Review continued

Corporation also experienced a $7.3 million increase in the market value of its investment securities available for sale, net of tax, in 2002. During 2002, the Corporation repurchased 15,645 shares of its common stock at an average price per share of $26.10. At December 31, 2002, the Corporation's stock repurchase program had 413,779 remaining authorized shares. Shareholders' equity represented 12.1% of total assets at December 31, 2002, and the Corporation's total risk-based capital ratio was 18.6% as of that date. The Corporation's book value per share increased 10.3% during 2002 to $18.17 at December 31, 2002, from $16.48 at December 31, 2001.

Shareholder Dividends

The Corporation declared and paid cash dividends of $.91 per share in 2002, adjusted for the 5% stock dividend paid on January 24, 2003, an increase of 5% over the prior year. All share and per share amounts included in this report have been adjusted for this stock dividend. Over the past five years, cash dividends per share have increased at a compound rate of 9.6% and the year 2002 marked the twenty-eighth consecutive year of increased cash dividends to shareholders.

Book Value Per Share
(December 31)
(in dollars)


10.00
13.70
13.91
15.17
16.48
18.17
1998
1999
2000
2001
2002

Cash Dividends Per Share
(in dollars)


.00
.67
.72
.80
.87
.91
1998
1999
2000
2001
2002

Clare Office


CHEMICAL
BANK

Directors and Officers

CHEMICAL FINANCIAL CORPORATION

OFFICERS

DAVID B. RAMAKER
President and
Chief Executive Officer

LORI A. GWIZDALA
Executive Vice President,
Chief Financial Officer and
Treasurer

JAMES R. MILROY
Executive Vice President,
Chief Operating Officer and
Secretary

FIRST VICE PRESIDENTS

JANET M. McGUIRE
Director of Marketing

GLENN SWEENEY
Director of Auditing

JOSEPH W. TORRENCE
Director of Human
Resources

DAVID P. VERMILYE
Director of Deposit Services

VICE PRESIDENTS

TARI E. DETZLER
Director of Loan Services

DUANA R. McCULLOCH
Deposit Services

ROBERT E. SUTTON
Director of Compliance

KEVIN TWARDY
Controller

ASSISTANT VICE PRESIDENTS

SANDRA BARGERON
Auditor

JONATHAN P. BUSHEY
Loan Review

KIMBERLEE R. BUTCHER
Employee Benefits

JON D. CATLIN
Accounting Services

DEBORAH L. GARVIE
Loan Services

MARY G. GREEN
Electronic Banking Services

THEODORE J.
GROENING
Accounting

CHERYL HASSEN-
SWARTHOUT
Training

PAVEL KONECNY
Director of Funding

CHRISTINE J. LAWSON
Compliance

MANAGERS

BRENDA J. HAVENS
Deposit Services

MARSHA MOORE
Deposit Services

MONICA A. SANGER
Electronic Banking Services

DARLENE R. SLATER
Accounting Services

CAROL D. WIERMAN
Deposit Services

CHEMICAL BANK AND TRUST COMPANY

DIRECTORS

GARY E. ANDERSON
Chairman, President and
Chief Executive Officer
Dow Corning Corporation

JAMES A. CURRIE
Investor

DALE T. DEAN
Retired
4-D Builders Supply, Inc.

RICHARD DEAN
DOHERTY
President, Doherty
Operating Corporation

MICHAEL L. DOW
Investor

DR. DAVID E. FRY
President
Northwood University

RICHARD A.
HAZLETON
Retired Chairman
Dow Corning Corporation

KATHLEEN
FUCE-HOBOHM
President
SPACE, Inc.

MICHAEL T. LAETHEM
Laethem Equipment
Company

TERENCE F. MOORE
President and
Chief Executive Officer
MidMichigan Health

ALOYSIUS J. OLIVER
Chairman, Chemical
Financial Corporation

HERBERT F.
PENHORWOOD
Retired
Universal Electric

FRANK P. POPOFF
Retired Chairman, President
and Chief Executive Officer
The Dow Chemical
Company

DAVID B. RAMAKER
President and Chief
Executive Officer, Chemical
Financial Corporation

JOHN A. REISNER
President and
Chief Executive Officer

GARY S. SMITH, M.D.
Midland Family Physicians,
P.C.

WILLIAM S.
STAVROPOULOS
Chairman, President and
Chief Executive Officer
The Dow Chemical Company

THOMAS H. TABOR
President
Herman Hiss & Co.

DIRK D. WALTZ
Owner, Dirk Waltz
Buick-Olds-Jeep, Inc.

LAWRENCE J.
WASHINGTON, JR.
Corporate Vice President,
Environmental Health &
Safety, Human Resources
and Public Affairs
The Dow Chemical
Company

HONORARY DIRECTORS

ALAN W. OTT
Director Emeritus
Retired,
Chemical Financial
Corporation

DIRK B. WALTZ
Retired
Dirk Waltz Buick-Olds-Jeep,
Inc.

COMMUNITY BANK BOARDS OF DIRECTORS

BAY CITY

HOWARD M. BARRIGER
Teacher, Standish Sterling
High School
President, Barriger Builders

KARL N. EDMONDS
President, Au-Tow, Inc.

LORI A. GWIZDALA
Executive Vice President,
Chief Financial Officer and
Treasurer, Chemical
Financial Corporation

THERON P. HOLLAND
Retired, Holland's IGA

OTIS L. McKINLEY, D.D.S.
Dentist

DOMINIC MONASTIERE
Community Bank President

DONALD L. PIETZ
President, PICO, Inc.

DAVID S. RAMSAY
Owner, Lee/Ramsay
Funeral Home

JOHN A. REISNER
President and Chief Executive
Officer, Chemical Bank and
Trust Company

ROBERT D. SAROW
Attorney at Law
Learman, Peters, Sarow &
McQuillan

GARY D. STEADMAN
Retired
Gary D. Steadman, Inc.

THOMAS H. TABOR
Chairman –
Community Bank Board
President
Herman Hiss & Co.

DONALD L. WILTSE
Owner, Wiltse Chevrolet,
Oldsmobile, Buick, Inc.

CARO

GARY J. CREWS
Attorney, Ransford and Crews

LORI A. GWIZDALA
Executive Vice President
Chief Financial Officer and
Treasurer, Chemical
Financial Corporation

DOUGLAS H.
HERRINGSHAW
Community Bank President

CARL O. HOLMES
Retired

MARVIN J. KOCIBA
Farm Owner and Operator

MICHAEL T. LAETHEM
Chairman –
Community Bank Board
Laethem Equipment
Company

DEBBIE LEITCH
President
Chippi Enterprises, Inc.

KENNETH G. McLAREN
Retired, Sheridan McLaren
Insurance Agency

RICHARD B. RANSFORD
President
Ransford Funeral Home, Inc.

JOHN A. REISNER
President and
Chief Executive Officer
Chemical Bank and Trust Co.

PATRICIA J.
ROGGENBUCK
Secretary
Helena Valley Farms

GLEN H. TOWNLEY
Owner, Harbor Beach
Insurance Agency

K. MICHAEL WEAVER
Pharmacist

ROBERT V. WISCHMEYER
Farm Product Sales

CLARE

JOHN M. BICKNELL
Retired Retailer

DAVID D. CLARKE
Crop Farmer

VINCENT L. DEMASI
Owner
Clare Hardware

RICHARD DEAN
DOHERTY
President, Doherty Operating
Corporation

DENNIS J. LAFLEUR
Community Bank President

MARK D. MANN
Broker
Red Oak Realty

CLAY MAXWELL
Owner, Maxwell Seed Farms

RICHARD M. MOSER
Owner, Woods Household
Furniture & Appliances

BETTY M. MUSSELL
Community Volunteer

JOSEPH F. MYERS
President, Myers for Tires

WILLIAM C. ODYKIRK
Retired, Ody Enterprises

DAVID B. RAMAKER
President and Chief Executive
Officer, Chemical Financial
Corporation

JOHN A. REISNER
President and Chief Executive
Officer, Chemical Bank and
Trust Company


Bay City Office

OWOSSO

WADE V. ALDERMAN
President
Alderman's Inc.

MARGARET S. GULICK
President Emeritus
Memorial Healthcare Center

JOHN F. HARRISON
Community Bank President

HERBERT F. PENHORWOOD
Chairman –
Community Bank Board
Retired Industrialist
MagneTek

DAVID B. RAMAKER
President and Chief Executive Officer, Chemical Financial Corporation

JOHN A. REISNER
President and Chief Executive Officer, Chemical Bank and Trust Company

DAVID R. WAKELAND
President
Wakeland Oil Company

THOMAS R. WRIGHT
President and
Chief Executive Officer
Williams Gun Sight Co.

ST. LOUIS

PAUL BADER
President, Bader & Sons Co., Inc.

DANIEL L. DOEPKER
President, Mid-West Building Distributors, Inc.

DUANE OXENDALE
Retired, Michigan Livestock Exchange

JOHN A. REISNER
President and Chief Executive Officer, Chemical Bank and Trust Company

WILLIAM C. THIEMKEY, D.O.
Physician

BRADLY E. VIBBER
Senior Vice President

JAMES F. WAGAR
Vice Chairman
Playbuoy Pontoon Manufacturing, Inc.

OFFICERS

DAVID B. RAMAKER
Chairman

JOHN A. REISNER
President and Chief Executive Officer

BRUCE M. GROOM
Executive Vice President and Senior Trust Officer

WILLIAM C. LAUDERBACH
Executive Vice President and Senior Investment Officer

Community Bank Presidents

JOHN F. HARRISON
DOUGLAS H. HERRINGSHAW
DENNIS J. LAFLEUR
DOMINIC MONASTIERE

First Senior Vice Presidents

MARK D. RUHLE

Senior Vice Presidents

JAMES A. ALLEN
DAVID H. BLOSSEY
JAMES E. BOLTON
DENNIS P. GILKEY
ROBERT L. HARDY
CHARLES F. KINNEY
RICHARD L. LAUER
RODNEY R. LOOMIS
LARRY M. NOBLE
JAMES P. RAFFENAUD
BRADLY E. VIBBER
ROBERT M. WOLAK

Senior Vice Presidents and Trust Officers

SCOTT M. A. BORK
JUDE T. PATNAUDE
GLENN W. PIETENPOL

Vice Presidents

CARL R. AHEARN
ORVIL A. BEECHER
MICHAEL F. BOICE
JOANN M. BURGESS
ROBERT O. BURGESS, JR.
ROBERT W. BURNS
FELICIA M. CARR
ALAN C. CHRISTENSEN
G. THOMAS CIMBALIK
MICHAEL D. DEBO
CHARLOTTE A. ELMORE
RANDY L. HORTON
NITA L. JONES
STEVEN J. KINGSBURY
LAWRENCE LAGROW
DONALD D. LEVI
DONNA S. McAVOY
GALE L. MIELENS
TAMMY L. MILLER
ROSE PUTNAM
ROBERT S. RATHBUN
ROBERT B. STAFFORD
MARY JO TOPORSKI
THOMAS R. WILCOX

Vice Presidents and Trust Officers

JAMES A. BLANCHARD
DAVID L. FARKAS
KIRK W. FISHER
HERBERT E. HARDY
DANIEL P. McKUNE
GUY D. MERRIAM
MELINDA L. SOULE
JAMES E. WELCH
ROBERT WHITING

Assistant Vice Presidents

CHARLES AMBLE
HOLLY J. BICKHAM
CHARLES L. BROWN
BARBARA M. BUCSI
THEOLA CLEVELAND
STEPHANIE COOPER
P. JOSEPH DALY
ELAINE DUNKLE
BRENT D. GETTEL
ROBIN R. GROVE
LINDA C. HALL
KATHLEEN C. MARQUARDT
VERA M. MARSHALL
JOANN M. MEADE
SANDRA A. METZGER
SHERRY A. MIZER
DEBORAH K. MORGAN
SUZANNE E. NEERING
PATRICIA A. NELLIS
SELENA NOBLE
LYNN C. PAVLICHEK
DAVID T. PRAWDZIK
JEAN M. SAXON
RONALD D. SCHWEIGERT
SHERRYL M. SEELEY
BARBARA E. SLAGEL
LINDA K. SMITH
LORI STOUT
TAMARA J. SWINSON
JANET D. THANE
PEGGY L. TUCKER
SANDRA A. WACKERLE
ROBERT J. WALTERS
CHERYL D. WILDER
CAROLYN M. WYMORE

Assistant Vice Presidents and Trust Officers

SHELLY L. CAUFIELD
PAMELA J. DOLEZAN
SCOTT L. FREEMAN
ALLEN L. FRY, JR.
NORMA KENDALL
D. DRUMMOND OSBORN
RUDOLPH R. RADOSA, JR.
DEBORA RITTENBURG

Trust Officers

JAN E. GORDON
PENNY MULLIN
MARK SOVEREEN

Assistant Trust Officer

DAWN MARQUISS

Business Development Officer

RICHARD YPMA

Assistant Cashiers

CHARLOTTE L. ANSPAUGH
TONYA M. BLAKE
BETH E. BRICK
BETTE M. BURTON
PAMELA J. CARRIER
HOLLY A. CHAMBERS
BEVERLY COPELAND
SANDRA K. CUMMINS
JUSTIN EBEL
HILDA FLETCHER
MARIA FRANEK
MARY ANN KNAPP
TINA M. LEHMANN
SUSAN M. MILLER
JANA L. MOORE
SUSAN L. PRYOR
CAROL A. ROWELL
LINDA K. SOVIS
MARK J. STEINKE
HARRIET L. STOPYAK
WILLIAM R. TILLEN
SANDRA TURK
RENEE WARNER
KATHY M. WENZEL
KEITH A. WENZEL
SUE E. WHITE
KAREN L. WOOD
SHARON YODER

Building and Maintenance Officer

RICK ARCHER


CHEMICAL BANK
AND TRUST COMPANY
Chemical Bank and Trust Company

Directors and Officers


CHEMICAL
BANK WES

CHEMICAL BANK WEST

DIRECTORS

JOHN BOOKWALTER
President
Bookwalter Motor Sales, Inc.

NANCY BOWMAN
Certified Public Accountant

WILLIAM L. CAREY
Attorney At Law

HAROLD CNOSSEN
Prosperous Farms

GARY COPP
Carson City Lumber Co.

LORI A. GWIZDALA
Executive Vice President, Chief Financial Officer and Treasurer, Chemical Financial Corporation

RICHARD D. HACKER
Hacker's Yamaha and Honda

THOMAS W. KOHN
President and
Chief Executive Officer

RONALD MOHNKE
Mohnke Funeral Homes, Inc.

DAVID B. RAMAKER
President and Chief Executive Officer, Chemical Financial Corporation

ROBERT J. STEPHAN
President and Chief Executive Officer, SecureOne Benefit Administrators, Inc.

FRANKLIN C. WHEATLAKE
Chairman
Wheatlake Enterprises

JOHN H. ZWARENSTEYN
President, Chief Executive Officer and Owner, Gemini Corporation

COMMUNITY BANK BOARD OF DIRECTORS

BIG RAPIDS

JOHN CURRIE
President, Currie's Amoco

THOMAS W. KOHN
President and
Chief Executive Officer
Chemical Bank West

KARL W. LINEBAUGH
Community Bank President

JAMES R. MILROY
Executive Vice President
Chief Operating Officer and Secretary, Chemical Financial Corporation

RONALD MOHNKE
Chairman –
Community Bank Board
Mohnke Funeral Homes, Inc.

LINDA L.H. MYERS
Superintendent
Morley Stanwood Schools

WILLIAM R. PRUITT
President, Pruitt-Livingston Funeral Home

DAVID B. RAMAKER
President and Chief Executive Officer, Chemical Financial Corporation

FRANKLIN C. WHEATLAKE
Chairman
Wheatlake Enterprises

JOSEPH M. WOLSCHLEGER, MD
Internal Medicine

CADILLAC

NANCY BOWMAN
Chairperson –
Community Bank Board
Certified Public Accountant

HAROLD CNOSSEN
Prosperous Farms

WAYNE EVERETT
President
Whitetail Realty

JOHN GERNAAT
Gernaat Family Farms

JAMES B. HINKAMP II
Community Bank President

THOMAS W. KOHN
President and
Chief Executive Officer
Chemical Bank West

JOHN A. REISNER
President and
Chief Executive Officer
Chemical Bank and Trust

WILLIAM RZEPKA
President
Cadillac Credit Bureau

GRAND RAPIDS

RICHARD L. BISHOP
President, Jurgens & Holtvluwer Mens Store, Inc.

THOMAS D. DeYOUNG
Owner and President
DeYoung and Associates

BRUCE M. GROOM
Executive Vice President and Senior Trust Officer, Chemical Bank and Trust Company

JACOB HAISMA
Owner
Jacob Haisma Builders, Inc.

THOMAS W. KOHN
President and
Chief Executive Officer,
Chemical Bank West

DAVID B. RAMAKER
President and Chief Executive Officer, Chemical Financial Corporation

ROBERT J. STEPHAN
Chairman-
Community Bank Board
President and
Chief Executive Officer
SecureOne Benefit Administrators, Inc.

JOHN H. ZWARENSTEYN
President and Chief Executive Officer and Owner, Gemini Corporation

GRAYLING

WILLIAM L. CAREY
Chairman –
Community Bank Board
Attorney At Law

JERRY M. DeWITT
Developer

RICHARD D. HACKER
Owner
Hacker's Yamaha & Honda

ROBERT JANSEN
Owner
Jansen Plumbing & Heating

THOMAS W. KOHN
President and
Chief Executive Officer
Chemical Bank West

PAUL B. LERG
Retired

JOHN A. REISNER
President and
Chief Executive Officer
Chemical Bank and Trust

G. JOE SWAIN
Community Bank President

JERRY WALKER
Retired
Jack Millikin, Inc.

STANTON

JOHN BOOKWALTER
President
Bookwalter Motor Sales, Inc.

DONALD BURNS
President, Montcalm Community College

GARY COPP
Chairman – Community Bank Board, Secretary/ Manager, Carson City Lumber Co.

C. NORMAN CROOKS
Farmer

SUSAN D. DRAPER
Office Manager, Lakeview Dental Associates, PC

THOMAS W. KOHN
President and
Chief Executive Officer
Chemical Bank West

JAMES R. MILROY
Executive Vice President
Chief Operating Officer and Secretary, Chemical Financial Corporation

DAVID B. RAMAKER
President and Chief Executive Officer, Chemical Financial Corporation

LLOYD D. SCOBY
Community Bank President

OFFICERS

DAVID B. RAMAKER
Chairman

THOMAS W. KOHN
President and
Chief Executive Officer

Community Bank Presidents

JAMES B. HINKAMP II
KARL W. LINEBAUGH
LLOYD D. SCOBY
G. JOE SWAIN

Executive Vice Presidents

PHILIP R. KEATING

Senior Vice Presidents

KRISTINE E. BOWEN
JAMES A. KOESSEL
JAMES C. W. PETERSEN
RANDALL A. SEYMOUR

Vice Presidents

LAURIE S. ADAMS
DAVID BARKER
DOUGLAS C. BROWN
STEVEN BUERGER
BRUCE COLE
MARK W. FURST
BARBARA HANCOCK
CHERYL A. MOORE
SHARON NIEBRZYDOWSKI
JAMES C.W. PETERSEN
ROXANNE PRINCE
THOMAS W. ROWLAND
JEAN SOUTHWARD
DONNA STRATTON
J. ELAINE SWEENEY
MARY WITHERS
BRIAN YOUNGS

Assistant Vice Presidents

ELLY BERGHOEF
SHARILYN BOOMS
KENDA DIESON
SANDRA L. EGBERS
MATTHEW GOBLE
TAMMY KERR
KRISTA MARTINY
KAY MEISTER
JEAN A. MISENAR
LORIE MORIARTY
TAMARA L. MOXHAM
KEN OLSON
MIKE PAWLOSKI
DAVID QUADE
JANE A. RANDALL
TAMALA RANGER
SUSAN SCHWAGER
KATHY THAYER
DAVID VALK
DIANE VAN PATTEN
ANDREA M. WEISS
LINDA WOLVERTON
LAURI WOODHULL

Assistant Cashiers

DELLA BEDNARICK
MARY JO BICKMANN
SARAH S. BOEREMA
LINDA BOLIN
CONNIE COLLAR
JANET CROSS
JAY T. DUKE
NORMA DUVALL
JUDY GARNER
JUDY MULDER
TRACY REITZ
MARY JO SHIVLIE
KIMBERLY SIBURT
MARY K. SUCKOW
COREY A. WEMPLE
CAROL D. WHITE
KAREN YAW

Niles Office



CHEMICAL BANK SHORELINE

DIRECTORS

J. DANIEL BERNSON
President
The Hanson Group

ARTHUR J. BOLT
Retired

DONALD G. BRASCHLER
Owner
Golden Brown Bakery

LOUIS A. DESENBERG
Attorney
Desenberg & Colip

RONALD L. HARTGERINK
Retired

THOMAS T. HUFF
Attorney At Law
Thomas T. Huff P.C.

RICHARD L. MARZKE
Chairman and Chief Executive Officer
Pri-Mar Petroleum, Inc.

JAMES R. MILROY
Executive Vice President
Chief Operating Officer and Secretary, Chemical Financial Corporation

GENE E. MOON
President
Signature Automotive, Inc.

CALVIN D. PRINS
Owner
Prins Construction and Development, LLC

DAVID B. RAMAKER
President and Chief Executive Officer
Chemical Financial Corporation

DAN L. SMITH
Chairman

JAMES E. TOMCZYK
President and Chief Executive Officer

JACK H. TOWNSEND
Retired/Consultant

JOSEPH A. WASSERMAN
Chief Executive Officer
Lakeland Regional Health Systems

RONALD L. ZILE
Retired

COMMUNITY BANK BOARDS OF DIRECTORS

HOLLAND

DAVID M. BROWN
Community Bank President

GARY FEENSTRA
Superintendent of Schools
Zeeland Public Schools

FLOYD JOUSMA
President
Precision Metal Products, Inc.

RONALD LUDEMA
President
Tulip City Air Service, Inc.

CALVIN D. PRINS
Owner
Prins Construction and Development, LLC

DAVID B. RAMAKER
President and Chief Executive Officer
Chemical Financial Corporation

JAMES E. TOMCZYK
President and Chief Executive Officer
Chemical Bank Shoreline

DR. CLARE VAN WIEREN, DDS
West Michigan Oral and Maxillofacial Surgery, PC

MARSHALL

JUDITH A. BOROWITZ
Community Bank President

RONALD J. DeGRAW
Attorney, Schroeder, DeGraw, Kendall, Mayhall, DeGraw & Dickerson

WILLIAM C. LAUDERBACH
Executive Vice President and Senior Investment Officer
Chemical Bank and Trust Co.

PETER T. MITCHELL
President, Albion College

ARLIN E. NESS
President, Starr Commonwealth Schools

JOYCE J. SPICER
Community Health Coordinator, Family Health Center of Albion

WILLIAM K. STOFFER
Chairman and Chief Executive Officer, Albion Machine and Tool Company

JEOFFREY A. THORREZ
President, Concord Manufacturing Company

JAMES E. TOMCZYK
President and Chief Executive Officer
Chemical Bank Shoreline

JACK H. TOWNSEND
Chairman - Community Bank Board
Retired/Consultant

NILES

LEONARDO AMAT
Community Bank President

LOUIS A. DESENBERG
Attorney
Desenberg & Colip

DAVID B. RAMAKER
President and Chief Executive Officer
Chemical Financial Corporation

DR. ILENE SHEFFER
Vice President, Community Services and Executive Director, SMC Foundation
Southwestern Michigan College

JAMES E. TOMCZYK
President and Chief Executive Officer
Chemical Bank Shoreline

NORRIS YOUNG
Farmer

OFFICERS

DAN L. SMITH
Chairman

DAVID B. RAMAKER
Vice-Chairman

JAMES E. TOMCZYK
President and Chief Executive Officer

Community Bank Presidents

LEONARDO AMAT
JUDITH A. BOROWITZ
DAVID M. BROWN

Senior Executive Vice President

RICHARD D. BAILEY II

Executive Vice Presidents

ROBERT K. BURCH
JOSEPH S. CALVARUSO

Senior Vice Presidents

GARY A. DOLEZAN
KENNETH W. JOHNSON
JEFFREY N. MARSHALL

Vice Presidents

MARK R. ARNEMANN
TERI E. FOGEL
MARVIN N. ITTNER
ARNOLD W. JACKSON
MARK D. KEECH
LYNN M. KERBER
TIMOTHY MERKER
DENNIS D. MILLER
MARK A. MONTROSS
RANDY REIMERS
RICHARD K. REMUS
SALLY A. RIETVELD
LAURIE SOREN
GARY D. TESKE
EILEEN TONEY
REBECCA L. VETTEL
WAYNE A. WALDEN

Assistant Vice Presidents

MARK A. DOBBERSTEIN
JOHN M. GRIFFITH
JANE KOLBERG
JOANNE M. KRETTEK
JETHROW D. KYLES SR.
JAMES E. MADDEN II
JANEECE E. MINOTT
JENNIFER POSTELLO
DIANE RAMIREZ
PEGGY ROBERTS
ROBERT W. VAN LANGEVELDE
LORI WALLACE

Bank Officers

JAMES H. ARCHER
STACIE L. BAKKE
JACQUALYN F. BETZ
SHERRY L. BUNCH
KATHLEEN M. BRINKS
CARLEY M. CLARK
MARIA L. DIAZ
BARBARA K. FISHER
ELLARENE L. FORD
BART J. HAMLIN
ANGELA E. HANKS
SHAWN D. HISLE
MELISSA J. HOATH
BARBARA KEITH
SHARON D. KETCHUM
SANDRA KRAEMER
SUSAN L. LAYER
STEPHEN R. LISON
BARBARA W. MECHEM
ELICE MENEAR
PATRICIA L. MILLER
JANET F. PERLSTEIN
PANKAJ S. RAJADHYAKSHA
RONALD T. SCHRAMM
GARY R. SMITH
STACEY L. STEPHENS
JENNIFER E. STORTZ
DIANE M. TALSMA
STEPHANIE R. TIMMER
RANDI L. UTTER
LAURA WATKINS
ANGELA J. WELLS
JULIE L. WILHELM
SHARON A. WYSINGER
MEGAN O. YORE

CFC DATA CORPORATION

DIRECTORS

JAMES A. CURRIE
Investor

THOMAS W. KOHN
President and Chief Executive Officer
Chemical Bank West

JAMES R. MILROY
Executive Vice President, Chief Operating Officer and Secretary, Chemical Financial Corporation

TERENCE F. MOORE
President and Chief Executive Officer
MidMichigan Health

THOMAS H. PETERSEN
President and General Manager

DAVID B. RAMAKER
President and Chief Executive Officer, Chemical Financial Corporation

JOHN A. REISNER
President and Chief Executive Officer, Chemical Bank and Trust Company

DAVID R. WAKELAND
President
Wakeland Oil Company

OFFICERS

JAMES R. MILROY
Chairman and Treasurer

THOMAS H. PETERSEN
President and General Manager

W. BRIAN BEALL
Vice President and Assistant General Manager

DAVID D. COBB
Vice President
Systems Technology

LORI A. GWIZDALA
Secretary



Chemical Bank Shoreline

Corporate Information

The Company

Chemical Financial Corporation is a registered financial holding company headquartered in Midland, Michigan, that operated three bank affiliates with 129 banking offices and two loan production offices in 32 counties located generally across the mid and lower sections of Michigan's lower peninsula as of December 31, 2002. The Corporation's principal operations are conducted by its three bank subsidiaries. The Corporation's subsidiary banks are state banks and offer the full range of services normally associated with commercial banking. The Corporation's lead bank is Chemical Bank and Trust Company, headquartered in Midland, Michigan. Trust services are provided by the lead bank directly to customers of the Corporation's other subsidiary banks through service agreements with each bank.

The Corporation owns a bank-related company, CFC Data Corp, which provides data processing services primarily to the Corporation's subsidiary banks.

The Corporation also operates a property and casualty insurance agency and a title services company through separate subsidiaries.

The Corporation serves as controlling shareholder and maintains systems of financial, operational and administrative controls that permit centralized evaluation of subsidiary operations. The Corporation also provides assistance to its subsidiaries in selected functional areas including accounting, operations, marketing, investments, central purchasing, financial planning, internal auditing, loan quality control, training, compliance with regulatory requirements and personnel.

Common Stock

Chemical Financial Corporation common stock trades on The Nasdaq Stock Market® under the symbol CHFC. At December 31, 2002, there were 23,683,914 shares outstanding (adjusted for the 5% stock dividend paid January 24, 2003) and approximately 9,100 shareholders.

Market Makers

A.G. Edwards & Sons, Inc.
Deutsche Banc Alex Brown
Goldman, Sachs & Co.
Howe Barnes Investments, Inc.
J.J.B. Hilliard, W.L. Lyons
Keefe, Bruyette & Woods, Inc.
Knight Securities, L.P.
Merrill Lynch, Pierce, Fenner & Smith, Inc.
Morgan Stanley & Co., Inc.
Raymond, James & Associates
Sandler O'Neill & Partners, L.P.
Spear, Leeds & Kellogg
Stifel, Nicolaus & Company, Inc.
Susquehanna Capital Group
William Blair & Co., LLC

Analysts, investors, shareholders and others seeking financial or general information about the Corporation are invited to contact David B. Ramaker, President and Chief Executive Officer, or Lori A. Gwizdala, Executive Vice President, Chief Financial Officer and Treasurer. Telephone (989) 839-5350.

Shareholder Assistance

Inquiries related to shareholder records, change of name, address or ownership of stock, and lost or stolen certificates can be directed to either of the following transfer agents and registrars:

Computershare Investor Services, LLC
2 N. LaSalle Street, P.O. Box A3504
Chicago, Illinois 60602-3504
Telephone: 1-800-942-5909

Chemical Bank and Trust Company
Attention: Co-Transfer Agent
333 East Main Street
Midland, Michigan 48640
Telephone: (989) 839-5236

Dividend Reinvestment

The Corporation offers a dividend reinvestment program through Computershare Investor Services, LLC, whereby shareholders may reinvest their Chemical Financial Corporation dividends in additional shares of the Corporation's stock. Participating shareholders also may invest up to $3,000 in additional funds each quarter for the purchase of additional shares. Information concerning this optional program is available from either of the transfer agents shown above or the Corporate Office of Chemical Financial Corporation, P.O. Box 569, Midland, Michigan 48640-0569. Telephone (989) 839-5350.

Dividend Direct Deposit

Shareholders of the Corporation may have their dividends deposited into their savings or checking account at any bank that is a member of the National Automated Clearing House system. Information describing this service and an authorization form can be requested from either of the transfer agents shown above or the Corporate Office of Chemical Financial Corporation, P.O. Box 569, Midland, Michigan 48640-0569. Telephone (989) 839-5350.

Annual Meeting

The annual meeting of shareholders will be held at the Midland Center for the Arts, 1801 W. St. Andrews Drive, Midland, Michigan, on Monday, April 21, 2003, at 2:00 P.M.

Corporate Information

Chemical Financial Corporation
333 East Main Street, P.O. Box 569
Midland, Michigan 48640-0569
Telephone: (989) 839-5350, Fax: (989) 839-5255
Internet: www.chemicalbankmi.com

Equal Opportunity Employer

Chemical Financial Corporation and its subsidiaries are equal opportunity employers.

Form 10-K

A copy of the Corporation's Annual Report on Form 10-K, including the financial statements and financial statement schedules, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Lori A. Gwizdala, Chief Financial Officer of the Corporation, at P.O. Box 569, Midland, Michigan 48640-0569 or via the Corporation website at www.chemicalbankmi.com.

Corporate Directors and Officers



James A. Currie
Investor



Michael L. Dow
Investor



L. Richard Marzke
Chairman and
Chief Executive Officer
Pri-Mar Petroleum, Inc.



J. Daniel Bernson
President
The Hanson Group



Terence F. Moore
Chairman and
Chief Executive Officer
MidMichigan Health



William S. Stavropoulos
Chairman,
President and Chief
Executive Officer
The Dow Chemical
Company



Dan L. Smith
Chairman
Chemical Bank Shoreline



David B. Ramaker
President and Chief
Executive Officer of the
Corporation



Frank P. Popoff
Retired Chairman,
President and Chief
Executive Officer
The Dow Chemical
Company



Aloysius J. Oliver
Chairman,
Retired President and
Chief Executive Officer
of the Corporation

Director Emeritus

Alan W. Ott

EXECUTIVE OFFICERS

Aloysius J. Oliver
Chairman

David B. Ramaker
President and Chief Executive Officer

Bruce M. Groom
Executive Vice President and Senior Trust Officer, Chemical Bank and Trust Company

Lori A. Gwizdala
Executive Vice President, Chief Financial Officer and Treasurer

Thomas W. Kohn
President and Chief Executive Officer, Chemical Bank West

William C. Lauderbach
Executive Vice President and Senior Investment Officer, Chemical Bank and Trust Company

James R. Milroy
Executive Vice President, Chief Operating Officer and Secretary

John A. Reisner
President and Chief Executive Officer, Chemical Bank and Trust Company

James E. Tomczyk
President and Chief Executive Officer, Chemical Bank Shoreline



EXECUTIVE MANAGEMENT COMMITTEE
FRONT ROW (from left to right): James R. Milroy, Lori A. Gwizdala, David B. Ramaker, John A. Reisner
BACK ROW (from left to right): William C. Lauderbach, James E. Tomczyk, Thomas W. Kohn, Bruce M. Groom

Chemical Financial Corporation
333 East Main Street
Midland, Michigan 48640-0569
Tel: 989-839-5350 • Fax: 989-839-5255
www.chemicalbankmi.com